Exhibit 99.1

April 12, 2023

Dear Gateway Garage Partners Unitholder:

As was previously announced, LEX Markets LLC (“LEX Markets”) unexpectedly shut down its brokerage platform on February 22, 2023. As a result of this unanticipated event, the ability of the Unitholders in Gateway Garage Partners LLC (the “Company”) to transfer their Units is severely limited.

After exploring possible alternatives to create liquidity for the Unitholders, Noyack Medical Partners LLC, the manager of the Company (the “Manager”), has determined that the Company is no longer a viable platform and the only reasonable way to assure liquidity for the Unitholders is to liquidate and dissolve the Company, sell its assets, settle its obligations and distribute the remaining cash to the Company’s Unitholders in a liquidating distribution. As a result, the Manager has elected to dissolve the Company and has adopted a Plan of Liquidation and Dissolution (the “Plan”). In accordance with the Plan, the Manager, acting as the liquidator, has agreed to sell the Company’s sole asset, a 10% membership interest in 181 High Street LLC (“181 High”), to NL REIT OP, LP, which is currently the holder of the other 90% interest in 181 High and, practically speaking, the only ready buyer for this asset. The Company expects that the net proceeds from the sale will be approximately $240,060.00, which will be distributed pro rata to the Unitholders, resulting in a cash distribution per Unit of $60.00. Additionally, the Company will be distributing the previously declared cash distribution of $1.25 per Unit that was payable on February 10, 2023, and subsequently cancelled.

The Manager expects the dissolution of the Company to be effective on or about April 28, 2023, with the cash distributions to be made to the Unitholders as soon as reasonably practicable thereafter.

Like you, the Manager has been significantly impacted by the demise of LEX Markets. The distribution of the 2022 K-1s to the Unitholders, for example, has been delayed by several weeks. The Manager expects the 2022 K-1s will be distributed to the Unitholders by the end of April with no income reported to the Unitholders.

Sincerely,
Noyack Medical Partners LLC

Charles J. Follini
Managing Principal